UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (03 January 2017)	Announcement Block listing Interim Review (10 January 2017)
Announcement Director/PDMR Shareholding (10 January 2017)	Announcement Director/PDMR Shareholding (20 January 2017)
Announcement Total Voting Rights (31 January 2017)

Diageo PLC – Total Voting Rights
Dated 03 January 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 December 2016 consisted of 2,754,440,635 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,763,765 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,516,676,870 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

3 January 2017

Victoria Cooper
Assistant Company Secretary
Diageo plc

Diageo PLC – Block listing Interim Review
Dated 10 January 2017

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 10 January 2017
Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 July 2016	To:	31 December 2016
Balance of unallotted securities under scheme(s) from previous return:		196,313
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		196,313

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 10 January 2017
Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2016	To:	31 December 2016
Balance of unallotted securities under scheme(s) from previous return:		416,240
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		56,096
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		360,144

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.
(Note: Italicised terms have the same meaning as given in the Listing Rules.)
Date: 10 January 2017
Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2016	To:	31 December 2016
Balance of unallotted securities under scheme(s) from previous return:		39,713
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,703
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		36,010

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2017

Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £21.75	7
		2. £21.75	9
		3. £21.75	7
f)	Aggregated information	N/A
g)	Date of the transaction	10 JANUARY 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 20 January 2017

Diageo plc (the “Company”)
Transaction notification
1.	Details of Restricted Person / person closely associated with them (“PCA”)
a)	Name	1. B FRANZ 2. A GAVAZZI 3. S SALLER
b)	Position / status	1. EXECUTIVE COMMITTEE MEMBER 2. EXECUTIVE COMMITTEE MEMBER 3. EXECUTIVE COMMITTEE MEMBER
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES (“ADS”)
b)	Nature of the transaction	RECEIPT OF ADS*, FOLLOWING THE MATURING OF OPTIONS ISSUED UNDER THE COMPANY’S US EMPLOYEE STOCK PURCHASE PLAN (ALSO KNOWN AS THE US SHAREVALUE PLAN). *1 ADS IS THE EQUIVALENT OF 4 ORDINARY SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. $89.19	1. 224.24
		1. $89.19	2. 201.82
		1. $89.19	3. 224.24
d)	Aggregated information	N/A
e)	Date of the transaction	20 JANUARY 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)
537577033

Diageo PLC – Total Voting Rights
Dated 31 January 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules
Diageo plc - Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:
The Company's issued capital as at 31 January 2017 consisted of 2,754,448,263 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,184,335 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.
Therefore, the total number of voting rights in the Company was 2,517,263,928 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 January 2017

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2017	By: /s/Jonathan Guttridge
Name: Jonathan Guttridge
Title: Company Secretarial Assistant